

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2022

Edward A. Schlesinger
Chief Financial Officer
Corning Inc.
One Riverfront Plaza
Corning, New York, 14831

      **Re:  Corning Inc.**
          **Form 10-K for Fiscal Year Ended December 31, 2021**
          **Filed February 14, 2022**
          **File No. 001-03247**

Dear Mr. Schlesinger:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing

cc:    Linda E. Jolly